SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information To Be Included In Statements Filed Pursuant
            To Rule 13d-1(a) And Amendments Thereto Filed Pursuant To
                                  Rule 13d-2(a)

                          CLEARVIEW CINEMA GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                Common Stock, par value $.01 per share ("Shares")
                -------------------------------------------------
                         (Title of Class of Securities)

                                   185070 10 9
                                   -----------
                                 (CUSIP Number)

                                 Robert S. Lemle
             Executive Vice President, General Counsel and Secretary
                         Cablevision Systems Corporation
                               One Media Crossways
                            Woodbury, New York 11797
                                 (516) 364-8450
                       -----------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 12, 1998
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

    NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

---------------------
CUSIP NO. 185070 10 9
---------------------

--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON

     Cbalevision Systems Corporation
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                   (b)  [X]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    0 Shares
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     1,149,582 Shares
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      0 Shares
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               1,149,582 Shares
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,149,582 Shares
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     47.8%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO, HC
--------------------------------------------------------------------------------


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



ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (this "Schedule 13D") relates to the shares of Common Stock, par value $.01 per share ("Shares"), of Clearview Cinema Group, Inc. (the "Company"). The address of the principal executive offices of the Company is 97 Main Street, Chatham, New Jersey 07928.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) and (f). Cablevision Systems Corporation ("Parent"), a Delaware corporation, has its business address at One Media Crossways, Woodbury, New York 11797.

         The names of the directors and executive officers ("Covered Persons") of Parent and their respective business addresses and principal occupations are set forth in Annex A attached hereto, which is incorporated by reference herein. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a citizen of the United States.

         (d) and (e). During the last five years, neither Parent nor, to its knowledge, any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCES AND AMOUNT OF FUNDS

         The Shares to which this Schedule 13D relates have not been purchased by Parent.

         Upon the terms and subject to the conditions of the Agreement and Plan of Merger dated as of August 12, 1998 (the "Merger Agreement"), among Parent, CCG Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company, the Company will merge with Merger Sub (the "Merger") at the Effective Time. The summary of certain terms and provisions of the Merger Agreement contained in this Schedule 13D is qualified in its

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



entirety by reference to the Merger Agreement, a copy of which is attached as
Exhibit 99(a) hereto and is incorporated by reference herein. Unless otherwise defined, capitalized terms in this Schedule 13D shall have the meanings ascribed to such terms in the Merger Agreement.

         Subject to certain allocation and proration provisions contained in
Article IV of the Merger Agreement, the Merger Agreement provides, among other things, that at the Effective Time, the holders of Shares, Class A Preferred Shares, Class B Preferred Shares and Class C Preferred Shares of the Company (collectively, the "Company Securities") shall be converted into, and become exchangeable for, at the option of the holder thereof, the applicable Security Cash Consideration or, other than in respect of Class B Preferred Shares, the applicable Security Share Consideration; provided, however, that if the Average Parent Share Price is less than $72.00, the Company Securities shall be converted into and only be exchangeable for the applicable Security Cash Consideration.

         Parent will obtain the necessary funds to pay for Company Securities converted into the applicable Security Cash Consideration, either directly or indirectly, from its subsidiaries, through loans, advances, dividends or from distributions of funds generated internally and/or obtained from borrowings under new or existing credit facilities or bank loan agreements. No final decisions have been made, however, concerning the method Parent will employ to obtain such funds.

         Contemporaneously with the execution and delivery of the Merger Agreement, and as a condition and inducement to Parent's and Merger Sub's willingness to enter into the Merger Agreement, certain holders (the "Stockholders") of Company Securities and warrants to purchase Shares ("Warrants" and together with Company Securities, "Securities") entered into the Stockholders Agreement, dated August 12, 1998 (the "Stockholders Agreement") with Parent pursuant to which such Stockholders have agreed, amongst other things, to vote in favor of adoption of the Merger Agreement. The summary of certain terms and provisions of the Stockholders Agreement contained in this
Schedule 13D is qualified in its entirety by reference to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 99(b) and is incorporated by reference herein.

         Pursuant to the Stockholders Agreement, to the extent such rights arise as a result of the Merger, the execution of the Stockholders Agreement or the Merger Agreement or the other transactions contemplated thereby under applicable law or the applicable Certificate of Designation, each Stockholder has irrevocably waived (i) any rights of appraisal or rights to dissent from the Merger, (ii)


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other than pursuant to Article IV of the Merger Agreement, the Stockholders
Agreement or with the prior written consent of Parent, any rights to require or otherwise cause the Company or Parent to exercise, convert or exchange any of such Stockholder's Securities (as defined in the Stockholders Agreement) for shares of capital stock or other securities or property or assets of Parent or the Company, (iii) any rights to require or otherwise cause the Company or Parent to redeem any of such Stockholder's Preferred Shares, (iv) any rights to receive preferential payments or other distributions upon a Liquidation Event, Mandatory Redemption Event (each as defined in the applicable Certificate of Designation with respect to the Preferred Shares) or other similar events or (v) any rights to vote separately as a class of Preferred Shares upon adoption of the Merger Agreement at a meeting of stockholders of the Company. In addition, each of such Stockholders has agreed that pursuant to the Merger, at the Effective Time, all of such Stockholder's Securities shall no longer be outstanding, shall be cancelled and retired and shall cease to exist, and each Certificate representing any such Stockholder's Securities shall, subject to the terms and upon the conditions of the Merger Agreement, thereafter represent only the right to receive the applicable Merger Consideration and the right, if any, to receive pursuant to Section 4.2(e) of the Merger Agreement, cash in lieu of any fractional shares of Parent Common Stock into which such Stockholder's Securities otherwise would have been converted pursuant to section 4.1(a) of the Merger Agreement and any distribution or dividend pursuant to Section 4.2(c) of the Merger Agreement.

         Further, each such Stockholder that beneficially owns any Warrants has severally agreed that upon the written notice of Parent delivered to such Stockholder, such Stockholder will, at the option and direction of Parent set forth in such notice, complete and provide to the Company the appropriate notice of exercise with respect to such Stockholder's Warrants and pay the applicable exercise price for such Warrants, it being understood and agreed that such Stockholder shall only exercise such number of Warrants as will be required for such Stockholder to acquire the number of Shares specified in Parent's notice. Such Stockholder shall cause such exercise to become effective such that such Stockholder is the record holder of the Shares issuable upon exercise of such Warrants prior to the record date for the Stockholders Meeting. Each of the Stockholders has severally agreed that in the event (i) any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting the Securities of a Stockholder, (ii) such Stockholder purchases or otherwise acquires beneficial ownership of any Company Securities after the execution of the Stockholders Agreement, (iii) such Stockholder voluntarily acquires the right to vote or share in the voting of any Company Securities other than such Stockholder's Securities, or (iv) such Stockholder converts any Convertible Preferred Shares or exercises any Warrants beneficially owned by such Stockholder into Shares, whether pursuant to Section 7 of the Stockholders Agreement or otherwise (Company Securities beneficially acquired pursuant to (i), (ii), (iii) or (iv) being collectively referred to as "New Securities"), such New Securities shall be subject to the terms of the Stockholders Agreement to the same extent as if they constituted Securities. The Stockholders Agreement does not require any Stockholder that owns Convertible Preferred Shares to convert such Convertible Preferred Shares into Shares.

         Each of the Stockholders has also severally agreed not to voluntarily transfer, sell, offer, pledge or otherwise dispose of or encumber ("Transfer") any of his or her Securities or New Securities prior to the earlier of (a) immediately following adoption of the Merger Agreement by the Company Requisite Vote or (b) the date the Stockholders Agreement is terminated in accordance with its terms.

ITEM 4.  PURPOSE OF TRANSACTION

         Parent and Merger Sub have entered into the Merger Agreement and Parent has entered into the Stockholders Agreement so that Parent can become the owner of all of the Company's equity securities. At the Effective Time, the surviving corporation in the Merger will be a wholly owned subsidiary of Parent.

         Shares and Class A Preferred Shares are the only classes of the Company's securities generally entitled to vote at meetings of stockholders of the Company. Pursuant to Section 251 of the Delaware General Corporation Law and the Company's certificate of incorporation, the Merger may not be consummated unless the Merger Agreement is approved by a majority of the votes that could be cast by the holders of the outstanding Shares and Class A Preferred Shares, voting together as a single class, at a meeting of stockholders of the Company. At any meeting of the Company's stockholders, Class A Preferred Shares are generally entitled to a number of votes equal to the number of Shares into which such Class A Preferred Shares are convertible as of the record date for such meeting. Based on the representations of the Company in the Merger Agreement, Parent believes that, as of August 11, 1998, there were 2,304,802 Shares outstanding and that the 779 outstanding Class A Preferred Shares (all of which are owned by a Stockholder party to the Stockholders Agreement) are currently convertible into 467,400 Shares. Warrants held by Stockholders party to the Merger Agreement are currently exercisable for 100,000 Shares. Assuming no other outstanding warrants, options, Convertible Preferred Shares or other similar securities of the Company were exercised or converted into Shares, Stockholders party to the Stockholders Agreement and obligated thereby to vote in favor of the adoption of the Merger Agreement would have the right to cast approximately 56.3% of the votes that could be cast on such proposal.

         At the Effective Time (i) the certificate of incorporation of the surviving corporation in the Merger shall be (or shall be amended to be identical to) the certificate of incorporation of Merger Sub, (ii) the bylaws of the surviving corporation in the Merger shall be the bylaws of Merger Sub and
(iii) the directors of the surviving corporation in the Merger shall be the directors of Merger Sub.

         Upon consummation of the Merger, Parent will promptly seek to cause the Shares to be delisted from the American Stock Exchange and will promptly seek to deregister the Shares pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         Except as contemplated by the Merger Agreement, the Stockholders Agreement or as otherwise described under Item 3 and this Item 4, neither Parent nor Merger Sub has any present plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Shares to cease to be listed on the American Stock Exchange; (i) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those actions set forth in this paragraph involving the Shares.


ITEM 5.  INTERESTS IN SECURITIES OF THE COMPANY

         (a) and (b). Based on the representations of the Company in the Merger Agreement, Parent believes that, as of August 11, 1998, there were 2,304,802 Shares outstanding and, as a consequence, Parent beneficially owns the number and percentage of outstanding Shares listed in its responses to Items 11 and 13, respectively, of the cover page filed herewith. In addition, the number of Shares which may be deemed beneficially owned by Parent with respect to which it
(i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page filed herewith.

         (c). Other than as described under Items 3 and 4, neither Parent nor, to its knowledge, any of the Covered Persons, has engaged in any transactions in Shares during the past 60 days.

         (d). To the knowledge of Parent, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Stockholders Agreement are held by the respective Stockholders that own such Shares, subject to the encumbrances identified on Exhibit C to the Stockholders Agreement.

         (e). Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         COMPANY

         Except as set forth in this Schedule 13D, neither Parent nor, to its knowledge, any of the Covered Persons, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving of withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 99.1 Agreement and Plan of Merger, dated as of August 12, 1998, among the Company, Parent and Merger Sub.

         Exhibit 99.2      Stockholders Agreement,  dated as of August 12,
                           1998, between Parent and the shareholders of the Company named therein.




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




                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 1998

                                   Cablevision Systems Corporation


                                   By:
                                       /s/ Robert S. Lemle
                                       ----------------------------------------
                                       Name:  Robert S. Lemle
                                       Title: Executive Vice President,
                                              General Counsel and Secretary




















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



                                                                         ANNEX A


      DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF PARENT

NAME                             POSITION WITH PARENT                PRINCIPAL OCCUPATION AND BUSINESS         PRINCIPAL BUSINESS IN
                                                                     ADDRESS                                   WHICH SUCH
                                                                                                               EMPLOYMENT IS
                                                                                                               CONDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Charles F. Dolan                 Director                            Cable                                     Cable
                                 Chairman                            One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
James L. Dolan                   Director                            Cable                                     Cable
                                 Chief Executive Officer             One Media Crossways
                                 and President                       Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
William J. Bell                  Director                            Cable                                     Cable
                                 Vice Chairman                       One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
Marc A. Lustgarten               Director                            Cable                                     Cable
                                 Vice Chairman                       One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
Robert S. Lemle                  Director                            Cable                                     Cable
                                 Executive Vice President,           One Media Crossways
                                 General Counsel and                 Woodbury, NY  11797
                                 Secretary
------------------------------------------------------------------------------------------------------------------------------------
Patrick F. Dolan                 Director                            Cable                                     Cable
                                                                     One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
Charles D. Ferris                Director                            Attorney                                  Law
                                                                     Mintz, Levin, Cohn, Ferris
                                                                     Glovsky & Popeo, P.C.
                                                                     701 Pennsylvania Ave., NW
                                                                     Washington, DC  20004
------------------------------------------------------------------------------------------------------------------------------------
Leo J. Hindery, Jr.              Director                            Cable                                     Cable
                                                                     Tele-Communications, Inc.
                                                                     5619 DTC Parkway
                                                                     Englewood, CO  80111
------------------------------------------------------------------------------------------------------------------------------------


                                                                     -1-




NAME                             POSITION WITH PARENT                PRINCIPAL OCCUPATION AND BUSINESS         PRINCIPAL BUSINESS IN
                                                                     ADDRESS                                   WHICH SUCH
                                                                                                               EMPLOYMENT IS
                                                                                                               CONDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Richard H. Hochman               Director                            Managing Partner                          Investments
                                                                     Regent Capital Partners, L.P.
                                                                     505 Park Avenue
                                                                     New York, NY  10022
------------------------------------------------------------------------------------------------------------------------------------
John C. Malone                   Director                            Cable                                     Cable
                                                                     Tele-Communications, Inc.
                                                                     5619 DTC Parkway
                                                                     Englewood, CO  80111
------------------------------------------------------------------------------------------------------------------------------------
Victor Oristano                  Director                            Cable                                     Cable
                                                                     People's Choice TV
                                                                     21 Corporate Drive #249
                                                                     Shelton, CT  06484
------------------------------------------------------------------------------------------------------------------------------------
John Tatta                       Director                            Cable                                     Cable
                                                                     One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
Vincent Tese                     Director                            Director                                  Investments
                                                                     Bear,Stearns & Co., Inc.
                                                                     245 Park Avenue, 3rd Fl.
                                                                     New York, NY  10167
------------------------------------------------------------------------------------------------------------------------------------
Andrew Rosengard                 Executive Vice President,           Cable                                     Cable
                                 Financial Planning and              One Media Crossways
                                 Controller                          Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
Margaret Albergo                 Senior Vice President,              Cable                                     Cable
                                 Planning and Performance            One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
Joseph Cece                      Senior Vice President,              Cable                                     Cable
                                 Strategic Planning                  One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
Thomas C. Dolan                  Director                            Cable                                     Cable
                                 Senior Vice President and           One Media Crossways
                                 Chief Information Officer           Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------


                                                                      -2-



NAME                             POSITION WITH PARENT                PRINCIPAL OCCUPATION AND BUSINESS         PRINCIPAL BUSINESS IN
                                                                     ADDRESS                                   WHICH SUCH
                                                                                                               EMPLOYMENT IS
                                                                                                               CONDUCTED
------------------------------------------------------------------------------------------------------------------------------------
Sheila A. Mahony                 Director                            Cable                                     Cable
                                 Senior Vice President               One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------
Barry J. O'Leary                 Senior Vice President,              Cable                                     Cable
                                 Finance and Treasurer               One Media Crossways
                                                                     Woodbury, NY  11797
------------------------------------------------------------------------------------------------------------------------------------























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